UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**
American Depositary Shares, each representing 1/2 Class A Common Share

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Boquan He
Unit 3213, Metro Plaza
No. 183-187 Tianhe Road (N)
Guangzhou, PR China, 510620
+86 20 8755 3248

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**          Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

***   This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108

1	Name of Reporting Person. Boquan He
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PR China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11); 0
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 45174L108

1	Name of Reporting Person. Top Fortune Win Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11); 0
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on April 5, 2018, as previously amended by Amendment No. 1 filed on June 4, 2018, Amendment No. 2 filed on September 27, 2018 and Amendment No. 3 filed on December 18, 2018 (the “Original Schedule 13D”), with respect to iKang Healthcare Group, Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 4, the Original Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 4            Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following:

On August 20, 2018, at an extraordinary general meeting of the shareholders of the Issuer, the shareholders of the Issuer authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger.

On January 18, 2019, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of January 18, 2019, pursuant to which the Merger became effective on January 18, 2019. As a result of the Merger, the Issuer became wholly owned by Parent.

At the effective time of the Merger, each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares held by Parent, the Issuer or any of their respective subsidiaries, (ii) Shares issued to the depositary of the Issuer’s ADS program and reserved for the exercise of the options granted under the Issuer’s share incentive plans, (iii) Shares beneficially owned by the Reporting Persons and Mr. Lee Ligang Zhang, which are rolled over in the transaction, (iv) Shares held by shareholders who have validly exercised their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands and thereafter effectively withdrawn such rights to dissent pursuant to agreements entered into between such shareholders and Merger Sub prior to the effective time of the Merger, and (v) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent (Shares described under (i) through (v) above are collectively referred to herein as the “Excluded or Dissenting Shares”) has been cancelled in exchange for the right to receive US$41.20 in cash per Share and each of the Issuer’s ADSs (other than any ADS that represents the Excluded or Dissenting Shares) issued and outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive US$20.60 in cash per ADS, in each case without interest and net of any applicable withholding taxes.

In addition to the foregoing, at the effective time of the Merger, the Issuer terminated the Share Incentive Plans and all relevant award agreements entered into under the Share Incentive Plans, and cancelled all Company Options under the Share Incentive Plans that were then outstanding and unexercised, whether or not vested or exercisable. As soon as practicable after the effective time of the Merger, each former holder of a Company Option that was cancelled at the effective time of the Merger will have the right to receive an amount in cash equal to the product of (i) the excess, if any, of US$41.20 over the applicable per share exercise price of such Company Option and (ii) the number of Shares underlying such Company Option, except that Company Options to purchase 500,000 Class A Shares held by Mr. Zhang and Company Options to purchase 250,000 Class A Shares held by Ms. Feiyan Huang was cancelled for no consideration.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market, and the Issuer will cease to be a publicly traded company. In addition, ninety (90) days after the filing of the Form 25 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Shares.

Item 5            Interest in the Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)-(b)              As of the date of this Amendment No. 4, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)                                  Except as otherwise described herein, none of the Reporting Persons has effected any transaction in the Shares during the 60-day period prior to the filing of this Amendment No. 4.

(d)                                 Not applicable.

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2019

MR. BOQUAN HE

By:	/s/ Boquan He

TOP FORTUNE WIN LTD.

By:	/s/ Boquan He
Name: Boquan He
Title: Director